Hoop Tea

Take A Sip, Enjoy The Trip

HOOPTEA.COM OCEAN CITY MARYLAND

Alcohol Ret



Hoop Tea
AIRE

When I created Hoop Tea, I was simply making something I wished existed. I've always been careful about what goes into my body, and grew frustrated with the lack of clean-label alcoholic products. I saw grocery stores shift their focus to 'better-for-you' options and realized liquor stores weren't keeping up. I believed there was a better way.

Danny Robinson Founder & CEO of Hoop Tea @ Hoop Tea

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Why you may want to support us...

1. The demand for Hoop Tea is spreading faster than we can keep up with it. Every dollar invested translates to increased sales.
2. The Flavored Malt Beverage category is booming, surpassing craft beer. We are one of the only craft brands pioneering the category.
3. In a single summer, (as a division of SB1 Inc.) we achieved $1.3mm with only one full time employee and no outside investment!
4. Hoop Tea's organic growth and demand from our loyal tribe of fans has landed our brand in the country's top bars and chain stores.
5. We've assembled a leadership team of industry superstars bringing experience from established companies such as Heineken and Molson.

The founder

MAJOR ACCOMPLISHMENTS

Danny Robinson
Founder & CEO of Hoop Tea
With over 30 years of leadership experience, Danny is an innovative founder and effective marketer. He has built several successful businesses including Backshore Brewing Co, Pickles Pub, Hammerheads Grill, Guido's Burritos, and 8th St. Liquors.

In the news

Hoop Tea stops by CBS Baltimore
WATCH: Hoop Tea stops by WJZ with summer in a jar! Hand crafted in Ocean City from purified water, tea leaves, organic cane sugar, fruit, herbs, & 4%...
November 20, 2019 @ facebook.com

Downloads

Hoop Tea Investor Deck 12-6.pdf

The Hoop Tea story

Born in a tiny brewery on the beach of Ocean City MD, Hoop Tea is a brand of tea-based alcoholic beverages for modern consumers who prefer products with 'clean labels', low calories, and thoughtful ingredients.

Hoop Tea was started by free spirited individuals who decided to quit their jobs and move to the beach. While simply "creating things they wished existed", the Hoop Tea team quickly became pioneers of the exploding "beyond beer" alcohol category.



CLOSED
Hoop Tea

Our purpose

> *According to Danny, the founder of Hoop Tea;*
> *"I've always been careful about what goes into my body, but I grew frustrated that I couldn't find any clean-label or organic options when I joined my friends for drinks. I watched the change in grocery and convenience stores as they focused on better-for-you options when consumers began to seek alternatives to artificial, sugary, and high calorie foods. Unfortunately liquor stores and bars have shelves that look the same as they have for the past 40 years. We believe there is a better way. Using thoughtful ingredients, we've created a beverage to be enjoyed without great sacrifice to your health or compromising on flavor. We create options for people, like me, who are concerned with their wellness, but still want to enjoy a vibrant social life."*



Hoop Tea
Hoop Tea
SWEET LEMON

How it all started

> *I've been in the hospitality business my whole life. I began by parking cars, washing dishes, and eventually bootstrapped my way up to owning my own bars and restaurants. In 2013 I fulfilled my dream of opening a brewery on the beach of Ocean City MD. We brew our beer with our toes in the sand and the sun on our faces, so it's fitting that this is where Hoop Tea was born.*

> *In Ocean City we spend our mornings surfing or practicing yoga, then re-fuel at a local fresh juice shop or organic market. After a day's work at the brewery we'll usually meet up with friends at a local beach bar to watch the sun set. I noticed that my healthy habits had to be left at the door, and I heard the same complaint from many of my friends. I couldn't help but think there was a glaring need for something different and, since I owned a brewery, I thought there was no one better suited to craft a concoction to make all my juice drinking, yoga practicing, surf riding friends have a happier happy-hour.*

> *We launched the first iteration of Hoop Tea a few years ago after making some small batches in the brewery. We immediately got bombarded with inquiries from customers as well as bars and retail stores asking where to purchase our product. The following year we decided to package our alcoholic tea in eco-friendly 3 liter pouches and distribute them to local bars. We made 4 flavors including White Mango, Watermelon Mint Green Tea, Peach Tea Lemonade, and Sweet Lemon. In no time our little brand gained a cult-like tribe of loyal followers and the demand is spreading faster than we can keep up with it.*



Hoop Tea
Hoop Tea
Hoop Tea
Hoop Tea
VARIETY PACK
12 | 12 | 5%

Our products are created with natural ingredients, purified water, organic cane sugar, and a thousands of years old process of fermenting natural sugars to create alcohol.



PARTY POUCH
12OZ SKINNY CANS
HOOP TEA AIRE
Our innovative 3 liter party pouches are popular with popular with beach goers, boaters, and other outdoor activities. 5% alcohol, made with natural ingredients, and cane sugar. Available in Mango, Peach, and Watermelon.
12oz Skinny Cans are a new release for 2019. For sale in 6 packs, 12 packs, and variety packs. Available in Mango, Watermelon, and 2019's new flavor release- Pineapple Passionfruit! 5% alcohol, made with natural ingredients, and cane sugar.
Hoop Tea "Aire" brand is a line of 90 calorie gluten free tea infused sparkling beverages made with trending ingredients and 4% alcohol. Available in 12oz skinny cans. Flavors include Kiwi Berry Matcha (new 2019), Orange Hibiscus, and Goji Berry.

Today's consumers are increasingly turning towards emerging brands. They place importance on authentic brand stories and distrust the advertising of large companies. This trend has helped Hoop Tea achieve remarkable sales growth and a cult-like following in the Mid-Atlantic region.

While the "beyond beer" or "flavored malt beverage" category has dwarfed the growth of almost all alcohol categories, including craft beer, Hoop Tea remains one of the only craft brands achieving success against the larger competitors.



2015
2016
2017
2018
355%
158%
42%
SALES

Note: the above shows sales of Southbound One, Inc., who have conducted all historic sales for Hoop Tea. Hoop Tea, Inc., the company conducting this raise, is a new entity.



THE MARKET
Below is a snapshot of 2018 FMBs industry sales data. 2019 sales are breaking records and hitting historic increases.
DOLLAR SALES
% TO LY
SMIRNOFF $341,279,205 14.8%
TWISTED TEA $323,631,885 21.8%
MIKES HARDER $303,274,280 11%
MIKES HARD $265,205,086 -3.1%
BUD LIGHT LIME $252,532,954 -15.2%
REDDS $230,745,912 -18.7%
WHITE CLAW SELTZER $194,505,683 241.7%
FOUR LOKO $145,248,604 -5.4%
TRULY SPARKLING $131,439,528 178.8%
TOTAL SALES***** $2,555,899,775 10.7%
$194MM 2018 SALES
241% INCREASE
$323MM 2018 SALES
21% INCREASE
$303MM 2018 SALES
11% INCREASE

While the Hoop Tea brand has shown remarkable traction with limited resources and almost no employees, we've decided it's time to 'pour fuel on the fire' by hiring a team of superstars to handle sales, marketing, production, and finance.

We have the unfair advantage of being an exciting, free spirited, and authentic brand which no big competitor can recreate. Raising capital is our last hurdle to becoming an unstoppable brand.



Investor Q&A

– COLLAPSE ALL

What does your company do?

Hoop Tea is a spiked iced tea brand that was created at Backshore Brewing Co on the beach of Ocean City, MD in the summer of 2016. We create 'better for you' alcoholic beverages for modern consumers who prefer products with 'clean labels' and thoughtful ingredients.

Where will your company be in 5 years?

We intend to replicate this proven business model and repeat the successful sales strategies across the country. As we continue to capture market share from larger competitors, we understand this makes us an attractive acquisition target for established companies, who struggle against emerging brands with authentic brand stories. While currently focused on asserting our leadership position in this category, a strategic partnership would accelerate our national and global growth.

Why did you choose this idea?

When I created Hoop Tea, I was simply making something I wished existed. I've always been careful about what goes into my body, and grew frustrated with the lack of clean-label alcoholic products. I saw grocery stores shift their focus to 'better-for-you' options and realized liquor stores weren't keeping up. I believed there was a better way.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

The stars are aligning for us. This category is exploding right now, dwarfing the growth of craft beer. We predicted that consumers' attention would turn towards healthier alcohol options, and the trend is evident in the popularity of spiked seltzers and hard kombucha.

What is your proudest accomplishment?

With Danny as the only full time employee, and no outside funding, we achieved $1.3 million in sales in a single summer of 2018 (as a subsidiary division of Southbound One Inc).
We're also proud that our consumers are willing to pay more for our product than competitors. Our craft brand image and quality ingredients have positioned us as a

competitors. Our craft brand image and quality ingredients have positioned us as a premium product, creating a barrier against competition.

How far along are you? What's your biggest obstacle?

Hoop Tea has achieved remarkable sales growth and a cult-like following in the Mid-Atlantic region. Hoop Tea product sales have exceeded $3 million in a few short years and has dominated consumer attention within our territory. This fundraise will allow us to fulfill the growing demand for our product.
In a nutshell, our main challenge is that we can't keep up with demand. We need capital to fund the purchase of raw materials, achieve better price margins, and grow our sales and marketing staff.

Who are your competitors? Who is the biggest threat?

Our closest competitor would be Twisted Tea, who has yearly sales of about $350mm. They have recently released a "craft" version of their product, (we believe in response to our success), and other copy-cat brands have emerged that resemble our brand. Many national brands have produced their own version of a craft hard tea in response to market trends, but have struggled to gain market share. We also have competition from the hard seltzer brands, who also target 'health and calorie conscious' consumers.

What do you understand that your competitors don't?

Modern consumers hate being advertised to. Authenticity of a company is important and they need to trust a brand before giving them their money. Big companies with large budgets have little advantage.
We dig deep roots and build relationships within our territories and communities.

How will you make money?

We will simply increase sales and lower costs. Additional capital will allow us to grow our sales staff, securing our shelf space in existing and new territories. Purchasing raw materials in larger quantities will substantially lower our cost of goods, driving profitability and helping us against low priced options competitors.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Our risks lie in interruptions to our supply chain. While outsourcing our manufacturing helps us save capital and allows us to focus on sales and marketing, we have to rely on the efficiencies of outside parties. Another risk factor is our need for raw materials, such as aluminum cans, which are susceptible to market conditions, affecting profitability.

What do you need the most help with?

Scaling a business quickly presents new challenges every day. We are always seeking mentors with experience in turning a start-up company into a national brand.

What would you do with the money you raise?

The money we raise will be used to order packaging and ingredients for production, expanding our sales and marketing teams, and purchase equipment to enhance quality controls.

What is the royalty agreement between Hoop Tea Inc and Southbound One Inc?

Southbound One Inc is the parent corporation of Backshore Brewing Co, where Hoop Tea started. Southbound also owns other restaurant businesses. Hoop Tea was originally operated as a subsidiary of Backshore / Southbound. We separated Hoop Tea as as its own corporation so investors' money is used to grow the brand only, and not any restaurant or brewery operations. Hoop Tea Inc owns the intellectual property, including the Hoop Tea trademarks and formulas. As the holder of a federal brewing permit, Southbound One produces and sells Hoop Tea, then pays Hoop Tea Inc a royalty fee for use of the intellectual property and sales / marketing services. This agreement protects investors from any liabilities of brewery and restaurant operations.